# Offering Statement for
# The Bash App, Inc.
## ("Bash," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

**Paul Riss:**                                 paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   The Bash App, Inc.

   350 S 200 E
   Unit 614
   Salt Lake City, UT 84111

# Eligibility

2. **The following are true for The Bash App, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Steve Goodrick

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 08/17/2018 | Present | The Bash App, Inc. | Founder, CEO, Board Member |
| 08/01/2024 | Present | Jared Lambert (Linguist & Researcher) | Agent |
| 09/01/2023 | Present | Northrop Grumman | Principal Software Engineer |
| 01/01/2023 | 04/01/2023 | MIT45 | Admin Project Manager |
| | Present | | |
| 02/01/2021 | 05/01/2021 | Agreed Software | UX/UI Designer |

Steve Goodrick is a seasoned software developer and entrepreneur with seven years of experience. He is the Founder & CEO of Bash and is a member of Bash's board of directors. Steve excels in building effective teams and simplifying complex problems. He believes that Bash® can become a household name that revolutionizes networking and improves the quality of events available online. Steve is inspired by creating environments that foster genuine connections, helping to build better communities and a better world. LinkedIn: https://linkedin.com/in/stevegoodrick

*Name*
Nena Jennifer Goodrick

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 01/01/2020 | Present | The Bash App, Inc. | Manager |
| 07/01/2019 | Present | Goldman Sachs | Operational Specialist |
| 01/01/2009 | Present | It's Your Style | Independent Business Owner |

Nena Picuasi has a strong background in economics and finance. She started her career at Goldman Sachs and has experience as a New York model, as well as in real estate and creative financing. With five years of experience, she has planned numerous events and started her first business at 14. Motivated by her love for people and desire to help, she excels in task management and brings valuable trading and investment knowledge to the team. Her vision is to connect the world and uplift the impoverished through events. NENA double-majored in economics and finance and holds an associate's degree in business from Brigham Young University ("BYU"). LinkedIn: https://www.linkedin.com/in/nena-jennifer-picuasi-66b10ba5/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**Steve Goodrick &
Jennifer Goodrick**

| | |
|---|---|
| **Securities:** | 8,000,000 |
| **Class:** | Class B Common Stock |
| **Voting Power:** | 98.8% |

**Steve Goodrick &
Jennifer Goodrick**

| | |
|---|---|
| **Securities:** | 1,000,000 |
| **Class:** | Preferred Stock |
| **Voting Power:** | 1.2% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

The Bash App was created after identifying a need in the social media market for a non-ad based network that is focused on events. The way we aim to keep events relevant is by implementing a Bash rating, which aggregates users interactions on Bash (either as a host or guest) that acts similar to a five-star rating. If a user has a low enough score or violates our rules, we reserve the right to suspend their account according to our terms of service. Events on certain other ticketing platforms are free, however, since we don't run ads, we want to make this a marketplace where people pay for events, even if it's generally a small amount. Bash takes a standard service fee that is not subject to variable price hikes like other platforms that allow promoters to charge runaway service fees. If a user wants to host free events, we will let them host their first event for free, however, after that, they will need to pay a monthly subscription fee to host free events. We intend to offer featured positions in the app for a fee, either in our social media feed or event homepage. We plan to have a section for featured events, clubs, and other categories. Our goal is to make it easier for people to find the events they're looking for by only allowing certain types of events on the platform. Certain sections like clubs would only be available to those members who subscribe to see that particular club's events. We intend to build our following by requiring people to download the app in order to attend a music festival we are planning to host this year. We want the app to include events ranging from small house parties to large music festivals. In the future, we would like to require users to provide government IDs to verify their identities and keep the community a safe place. We do not have that capability yet, however, we do require identification and other identifying information when a user wants to host a bash. We intend to primarily focus on and support local musicians and comedians so we can build a richer culture and tell more local stories. We believe localization is important to creating a worldwide community that is both exciting and safe. Bash's mission is to support good causes with good times. We plan to work with charities to enable hosts to select a charity to donate the proceeds of their event towards.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

7. **Material factors that make an investment in The Bash App, Inc. speculative or risky:**

   1. Early Bird Discount: Investors who participate in the offering on or before February 10, 2025 at 9:00am EST will receive a 20% early bird discount and be able to invest at a purchase price of $0.40 per share; and investors who participate in the offering after February 10, 2025 at 9:00am EST will invest at a purchase price of $0.50 per share, which equates to an $4.5 million pre-money valuation.
   2. Maximum Raise Amount: The Company is currently looking to raise a maximum amount of $600,000. There could be a point in the offering where they determine that amount is not sufficient. In that scenario, the Company might decide to increase the max raise amount of the offering.
   3. Third parties might infringe upon our technology, trademark, or other proprietary rights, or think we are infringing upon their rights. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.
   4. Risk of Security Breach: We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third party vendors to deliver credit card transaction processing services. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent credit card transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.
   5. Our management may not be able to control costs in an effective or timely manner: The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.
   6. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.
   7. Our ability to succeed depends on how successful we will be in our fundraising efforts: We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially

greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

8. Your shares are not easily transferable: You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

9. You may only receive limited ongoing disclosure: While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

10. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO): If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

11. Future fundraising may affect the rights of investors: The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

12. Start-up investing is risky: Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

13. Any valuation at this stage is difficult to assess: Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

14. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have and launch its own business that competes with us.

15. The Company likely will not pay dividends for the foreseeable future: Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the offering.

16. We are dependent on general economic conditions: Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

17. Our future growth depends on our ability to develop and retain users: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to user requirements and offer services that meet user demands. If we are unable to attract users and/or retain users, our business, results of operations and financial condition may be materially adversely affected.

18. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering*

*document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

19. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

20. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

21. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

22. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

23. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

24. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

25. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

26. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

27. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

28. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

The Bash App, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $600,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We plan to use the proceeds from this offering in accordance with the following approximate schedule: 35% on product development, 20% on marketing, 15% on operations, 25% on payroll, and 5% on intermediary fees.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Intermediary Fees | $490 | $29,400 |
| Product Development | $3,510 | $210,600 |
| Marketing | $2,000 | $120,000 |
| Operations - General & Administrative | $1,500 | $90,000 |
| Payroll | $2,500 | $150,000 |
| **Total Use of Proceeds** | **$10,000** | **$600,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and The Bash App, Inc. must agree that a transfer agent, which keeps records of our outstanding Class B Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.50 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Class B Common Stock | 10,000,000 | 8,000,000 | Yes | Ten votes per share. |
| Preferred Stock | 1,000,000 | 1,000,000 | Yes | One vote per share. |

## Options, Warrants and Other Rights

| Type | Description | Reserved Securities |
|---|---|---|
| Equity Incentive Plan | | 1,500,000 |

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no debt that is convertible into equity. The Company has an equity incentive plan with 1,500,000 securities reserved for future issuance. If those securities become issued, your ownership will be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

   | | |
   |---|---|
   | **Creditor(s):** | Cheyenne Bateman |
   | **Amount Outstanding:** | $110,000 |
   | **Interest Rate:** | 0.0% |
   | **Maturity Date:** | No Maturity Date |
   | **Other Material Terms:** | |

25. **What other exempt offerings has The Bash App, Inc. conducted within the past three years?**

   None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

| Specified Person | Relationship to Issuer | Nature of Interest in Transaction | Amount of Interest |
|---|---|---|---|
| Steve Goodrick | Founder, CEO, Board Member | Loan to Shareholder | $7,942 |

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Bash App LLC (a sole member LLC) was formed on August 17, 2018. On May 1, 2023, The Bash App LLC was converted to The Bash App, Inc. (a C-Corp). The Bash App, Inc. offers an all-in-one event management solution that facilitates task and volunteer coordination, profile management across various event-related services, and enhances social media interaction for events. The Company lists events and runs ticketing through online payment. Results of Operations: Revenue for the year ended December 31, 2024 increased by $488 to $800, as compared to $312 reported for the period ended December 31, 2023. Cost of goods sold for the year ended December 31, 2024 decreased by $37,500 to $0, as compared to $37,500 reported for the period ended December 31, 2023. Operating expenses for the year ended December 31, 2024 decreased by $6,809 to $20,929, as compared to $27,738 reported for the period ended December 31, 2023. Liquidity & Capital Resources: On December 31, 2024, the Company had cash and cash equivalents of $119 and negative working capital of $9,005, as compared to cash and cash equivalents of $19,598 and working capital of $19,370 during the period ended December 31, 2023. As of December 31st, 2024 the balance of loan to Steve Goodrick was $7,942 an increase of $7,161, as compared to the year ended on December 31st, 2023 the loan balance was $781. In 2023, the Company received $110,000 in the form of a loan. The Company received $10,000 in the form of a loan in 2024. During the year 2024, there were no significant revenues based on which repayment should be done as per the terms of the promissory note, hence the loan of $100,000 was written off. As of December 31, 2024 there was $20,000 remaining on the loans.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

    | CPA Review Report: | reviewletter.pdf |
    |---|---|

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   1. **in connection with the purchase or sale of any security?**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   1. **in connection with the purchase or sale of any security?;**
   2. **involving the making of any false filing with the Commission?**
   3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
   1. **at the time of the filing of this offering statement bars the person from:**
      1. **association with an entity regulated by such commission, authority, agency or officer?**
      2. **engaging in the business of securities, insurance or banking?**
      3. **engaging in savings association or credit union activities?**
   2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
   1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
   2. **places limitations on the activities, functions or operations of such person?**
   3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

   **If Yes to any of the above, explain:**

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

The Bash App, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

**Governance:**
**Certificate of Incorporation:**     certificateofincorporation.pdf
**Corporate Bylaws:**     corporatebylaws.pdf
**Opportunity:**
**Offering Page JPG:**     offeringpage.jpg
**Financials:**
**Additional Information:**     otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://bash.community

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.